Exhibit 99.1

VASCULAR BIOGENICS LTD.

8 HaSatat St. Modi’in, Israel Tel. +972-8-9935000Fax. +972-8-9935001

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON NOVEMBER 24, 2020.

Dear Vascular Biogenics Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of shareholders of Vascular Biogenics Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on November 24, 2020, at our offices at 8 HaSatat St. Modi’in, Israel (the “Meeting”).

The Meeting is being called for the following purpose:

(1)	To elect Mr. Marc Kozin as a member of the Board of Directors of the Company (the “Board”), to serve until the next annual general meeting of shareholders of the Company or until his successor is duly appointed and qualified, or until his earlier resignation or removal and to approve the compensation terms and equity grant as fully described in the proxy statement.

We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

The proposals and details with respect to the Meeting are described more fully in the enclosed proxy statement, which the Company will send (together with this notice) to its shareholders, which we urge you to read in its entirety. This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.vblrx.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on October 19, 2020 at the registered office of the Company, 8 HaSatat St. Modi’in, Israel, upon prior coordination with the Company. Our telephone number at our registered office is +972-8-9935000.

Shareholders of record of shares as of the close of business on October 29, 2020 are entitled to notice of and to vote at the Meeting (with one vote per share held).

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly by mail to the registered office of the Company, 8 HaSatat St. Modi’in, P.O. Box 9141, Israel 7178106, by Fax. +972-8-9935001, or by e-mail to our Company Secretary: amos@vblrx.com. If you are sending your proxy cards to us by mail, the proxy cards must be received at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting, unless we waive that requirement. Your proxy cards, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you may be able to utilize the control number appearing on the voting instruction form to submit your voting instruction to their brokers, trustees or nominees by other means, including via the internet.

Sincerely,

Dr. Bennett M. Shapiro
Chairman of the Board